Media release

Roche

Basel, 3 September 2002

Roche sells Vitamins and Fine Chemicals Division to DSM
Compelling strategic move for both companies

Roche and the Dutch Life Science and Performance Materials company DSM announced today that DSM intends to acquire Roche's Vitamins and Fine Chemicals Division. On the basis of the discussions to date, the two companies have reached basic agreement on price and payment terms and expect to subsequently conclude on an exclusive basis a contract on all terms of the transaction.

The Roche division is the world's leading supplier of vitamins and carotenoids with annual sales of 3.5 billion Swiss francs (EUR 2.4 million). The division, which will become a unit of DSM, is a global business, headquartered in Kaiseraugst (Switzerland). It employs 7.500 people.

The total consideration of the transaction is EUR 2,25 billion. The present and future liabilities from the vitamin price fixing case will remain with Roche. After signing of the contract and before closing the transaction needs to be approved by antitrust authorities.

Franz B. Humer, chairman and CEO of Roche said: "This is a significant step for Roche to further focus our group on our two high-tech pillars, pharmaceuticals and diagnostics. With the acquisition of Boehringer Mannheim, the spin-off of Givaudan, the acquisition of a majority interest in Chugai and a number of supplementary acquisitions and alliances in addition to the strengthening of our existing business we have clearly positioned Roche as a leading, innovation driven healthcare company."

Mr Humer continued: "We are glad that we have reached an agreement with DSM, which as new owner of the Vitamins and Fine Chemicals Division fulfills all the requirements we defined when we embarked on this project. The division's product range for animal feed, food, pharmaceutical and cosmetics industry supplements the core business of DSM. This is an excellent basis offering good prospects and continuity to the division and its employees."

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F. Hoffmann-La Roche Ltd. CH-4070 Basel Corporate Communications Tel. ++41-61-688 88 88
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To DSM, the acquisition is an important step in the realization of the Vision 2005 which it presented in 2000 and which involves a concentration on Life Science Products and Performance Materials. Through this strategy DSM aims to grow its sales to about EUR 10 billion by 2005. DSM intends to achieve the desired sales growth through organic growth as well as through acquisitions.

Peter Elverding, DSM's Managing Board Chairman, comments: "The combination of DSM's life science products and Roche's vitamins and fine chemicals business will be the world's leading supplier to the life science industry. It will have a unique and coherent portfolio of businesses serving our customers in human nutrition (food), animal nutrition (feed) and health (pharma). We see opportunities to achieve significant benefits from the joint activities in these areas."

Mr Elverding continued: "The combination of DSM's and the Vitamins and Fine Chemicals Division's leading (bio)-technologies will allow an acceleration of innovation, for instance in nutritional ingredients and functional foods. We are very pleased to be able to announce this acquisition just a few months after we finalized the divestment of our petrochemical activities, the other side of our Vision 2005, thus realizing our transformation in the optimal sequence, while safeguarding our financial strength."

About the Vitamins and Fine Chemicals Division

Since pioneering the industrial synthesis of vitamin C in 1934, Roche has been the leading manufacturer of vitamins. Today the Roche Vitamins and Fine Chemicals Division offers a wide range of products to help improve nutrition and prevent and treat disease. The division researches, produces, markets and supplies vitamins, carotenoids, citric acid and other fine chemicals for animal feed, food, pharmaceutical and cosmetics industry. In the first half 2002 the Vitamin und Fine Chemicals Division achieved sales of 1,747 billion Swiss francs, an EBITDA of 256 million Swiss francs and an operating profit of 140 million Swiss francs.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-orientated healthcare groups in the fields of pharmaceuticals, diagnostics and vitamins. Roche's innovative products and services address prevention, diagnosis and treatment of diseases, thus enhancing people's well-being and quality of life. In 2001 Roche reported full year sales of 29,2 billion Swiss francs and net income of 4,8 billion Swiss francs.

Excluding its vitamins and fine chemicals business Roche achieved half year sales of 13.1 billion Swiss francs (EUR 8.9 billion), an operating profit of 2.4 billion Swiss francs (EUR 1.6 billion) and a net income of 2.1 billion Swiss francs (EUR 1.4 billion).

About DSM

DSM is active worldwide in life science products, performance materials and industrial chemicals. In 2001 the group had annual sales of EUR 8 billion and employed about 20,000 people.
DSM ranks among the global leaders in many of its fields. The company's strategic aim is to grow its sales – partly through acquisitions – to a level of approx. EUR 10 billion (CHF 14.7 billion) by 2005. By that time at least 80% of sales should be generated by specialties, i.e. advanced chemical and biotechnological products for the life science industry and performance materials. This strategy represents a continuation of the company's ongoing transformation and concentration on global leadership positions in high-added-value activities.
DSM achieved half year sales of EUR 2.8 billion (CHF 4.1 billion), an operating profit of EUR 183 million (CHF 269 million) and a net profit of EUR 1,027 million (CHF 1,510 billion), including an extraordinary profit stemming from the sale of DSM Petrochemicals.